August 15, 2011

VIA FACSIMILE, COURIER, AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Re:

Stericycle, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

File No. 000-21229

Dear Mr. Hartz:

I am writing in response to your letter of July 18, 2011. For the staff’s convenience, I have repeated the staff’s comments in bold before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 16 – Products and Services and Geographic Information, page 58

1.

We note your response to our prior comment three, from our letter dated May 25, 2011.  Please provide us with any and all internal information you collect concerning the types of services you provide as indicated in our prior comment.  Please provide this information for the last three full fiscal years and the latest interim period for which the information has been generated.  We assume that your internal control systems provide for revenue codes and this information is collected.

Response:  Under cover of a copy of this letter, we are providing paper copies of four exhibits (Exhibits 1-4) in response to your comment. Pursuant to Rule 12b-4, we request the return of these exhibits when the staff has completed its review.

Exhibit 1 illustrates the information collected  by management to analyze our domestic and international revenues and to prepare our disclosures for our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Exhibits 2-4 represent reports extracted from our internal financial reporting tools with summary information of revenues for the six months ended June 30, 2011, and the years ended December 31, 2010, 2009 and 2008. Information at this disaggregated level is not comparable from period to period or from geography to geography for some of the reasons explained below.

Accordingly, for external reporting purposes, we aggregate revenue information to a level that provides the necessary period to period comparability.

Reasons for incomparability of revenue information: Our various regulated waste services share a common infrastructure and customer base.  We market our regulated waste services by offering various pricing options to meet our customers’ individual preferences, and customers periodically move between these different billing paradigms. For example, a regulated waste customer may contract with us for “Medical Waste Disposal” services that are billed based on the weight of waste collected, processed and disposed during a particular period and, in a subsequent period, the same customer may move to our standard service “Steri-Safe OSHA Compliance Program,” which packages the same regulated waste services with some training and education services for a contracted subscription fee.  Or, to take another example, a customer that purchases our “Medical Waste Disposal” and “Sharps Disposal Management” services could, in a subsequent period, choose our “Integrated Waste Stream Solutions,” which provides the customer with the same regulated waste services under a different pricing and billing arrangement.  We do not track the movement of customers between the various types of regulated waste services we offer.  Because of these movements, providing revenue information by each service would not give the reader an accurate understanding of the service trend.  We do not track the various movements within these similar services or compare results period-to-period as the changes in individual services are not meaningful to compare.  Because our regulated waste services are similar in nature, we believe that aggregating these revenues communicates the appropriate metric and is consistent with the reporting requirements of ASC 280-10-50-40.

During 2010, we implemented the Business Planning and Consolidation (“BPC”) financial reporting tool, which is used to create our general purpose financial statements. Revenue information in the BPC financial reporting tool is not necessarily comparable between periods and between geographies as sales classifications may change from period to period. Accordingly, we believe this disaggregated data is not meaningful. Prior to 2009, we used a combination of a financial reporting systems and a consolidating spreadsheet to generate our consolidated financial statements.

Finally, we have closed many acquisitions in the U.S. and internationally in the current and prior years, and each acquisition’s revenue reporting, as well as each country’s tracking of revenue categories is different. As a result, comparability between sales classifications in each period and also between individual countries, and between the U.S. and International overall is not meaningful.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Frank J.M. ten Brink

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer